UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.   1   )*

URON Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

917276-10-7
(CUSIP Number)

Janna R. Severance, Esq.
Messerli & Kramer P.A.
150 South Fifth Street
Suite 1800
Minneapolis, MN 55402
(612) 672-3709

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 917276-10-1	Page 2 of 6 pages, including exhibits

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lantern Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
7	SOLE VOTING POWER 2,583,098
8	SHARED VOTING POWER None
9	SOLE DISPOSITIVE POWER 2,583,098
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,098

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8 percent. Based upon 5,400,000 shares outstanding.

14	TYPE OF REPORTING PERSON* 00

SCHEDULE 13D

CUSIP No. 917276-10-1	Page 3 of 6 pages, including exhibits

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock No Par Value

The issuer’s name and address is:

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428

Item 2. Identity and Background

(a)
Name: The reporting person is Lantern Advisors LLC ("Lantern"), a Minnesota limited liability company. Lantern acquired 2,383,098 shares which are subject to this report on August 11, 2006. These shares were acquired from Multiband Corporation, the former corporate parent of URON. Lantern acquired an additional 200,000 shares on March 8, 2007. These shares were acquired from URON in consideration of consulting services (including services in connection with preparation of the annual report and materials for the annual meeting of shareholders). The managing members of Lantern are Joseph Geraci II and Douglas M. Polinsky.

(b)
Business address: The business address of Lantern and Mr. Geraci is c/o Isles Capital LLC, 80 South 8th Street, Suite 900, Minneapolis, Minnesota 55402. Mr. Polinsky's address is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.

SCHEDULE 13D

CUSIP No. 917276-10-1	Page 4 of 6 pages, including exhibits

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Lantern is a firm which provides business consulting services managed part-time by Mr. Geraci. Mr. Geraci's principal employment is with Isles Capital LLC, which also provides business consulting services. The address of Isles Capital is the same as the address of Mr. Geraci and Lantern. See Item 2(b).

Douglas M. Polinsky is also a managing member of Lantern. Mr. Polinsky’s principal employment is with Great North Capital Corp. Great North is a firm which provides business consulting services. The address of Great North is the same as the address of Mr. Polinsky. See Item 2(b).

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

N/A

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

There is nothing to report concerning Lantern, Mr. Polinsky or Great North Capital.

In August, 2003, the National Association of Securities Dealers, Inc. ("NASD") found that Mr. Geraci had violated SEC Rule 10b-5 and NASD Conduct Rule 2110. He was barred from association with any NASD member and paid $2,160.83 in hearing costs.

(f)	Citizenship:

Lantern is a Minnesota limited liability company. Mr. Geraci and Mr. Polinsky are U.S. citizens.

SCHEDULE 13D

CUSIP No. 917276-10-1	Page 5 of 6 pages, including exhibits

Item 3. Source and Amount of Funds or Other Consideration

The 2,383,098 shares acquired in August 2006 cost $75,000. The price was paid from working capital of Lantern. The 200,000 shares acquired in March 2007 were issued in consideration of services and were valued at $7,000 ($.035/share).

Item 4. Purpose of Transaction

The shares were acquired for investment. Lantern has no plans to influence the business or management structure of URON Inc. except with the consent of management of URON Inc.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Lantern owns 2,583,098 shares of URON Inc. (47.8% of the shares outstanding).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Lantern holds 2,583,098 shares. Lantern's ability to vote 1,448,098 of these shares is subject to approval by the shareholders of the company in accordance with Minnesota Statute §302A.671.

(c)	Transactions in the securities effected during the past sixty days:

None, except acquisition of the 200,000 shares covered by this report.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SCHEDULE 13D

CUSIP No. 917276-10-1	Page 6 of 6 pages, including exhibits

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007	LANTERN ADVISERS LLC

	By:	/s/ Joseph A. Geraci, II
Joseph A. Geraci, II
Its: Managing Member

By:	/s/ Douglas M. Polinsky
Douglas M. Polinsky
Its: Managing Member